Exhibit 99.1

Moolec Science to Host Third Quarter Fiscal Year 2024
Business Update Conference Call

Luxembourg. May 23, 2024 - Moolec Science SA (NASDAQ: MLEC; “Company”; “Moolec”), a science-based food ingredient company focused on producing animal proteins in plants through WMolecular Farming, announced today that it will release its Business Update for the Third Quarter Fiscal Year 2024 on Thursday, May 30, 2024, before the market opens.

Moolec’s Chief Executive Officer Gastón Paladini, Chief Financial Officer José López Lecube, and Chief Science Officer Amit Dhingra, will host a live Conference Call, followed by a question-and-answer session, on Thursday, May 30, 2024 at 08:30am ET.

The Conference Call will be accompanied by a presentation, which can be viewed during the webcast. A replay and the pdf version of the presentation will be available approximately two hours after the conclusion of the live event via the company’s Investor Relations website.

Connection Details:

●	When: May 30, 2024 - 08:30 AM Eastern Time (US and Canada)
●	Topic: Moolec Science - Business Update Conference Call Q3 FY2024
●	Link to join the webinar: https://icrinc.zoom.us/j/91289208286?pwd=Rm9SS0hlRzN6d01WdU1od3IrZTBxdz09
●	One tap mobile: +13017158592,,91289208286#,,,,*888246# US
●	Dial In: +1 301 715 8592 | Webinar ID: 912 8920 8286 | Passcode: 888246
●	International numbers available: https://icrinc.zoom.us/u/aid5QyFr4

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins, for good and for all. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybean, pea, and safflower to produce oils and proteins. Moolec also has an industrial and commercial R&D capability to complement the company’s Molecular Farming technology. Moolec secures a growing international patent portfolio (25+, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Contacts:

●	Press & Media inquiries: comms@moolecscience.com
●	Investor Relations inquiries: ir@moolecscience.com | MoolecIR@icrinc.com